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                                   EXHIBIT 1

                     PRINCIPAL CHANCELLOR STOCKHOLDERS THAT
                     ARE PARTIES TO STOCKHOLDERS AGREEMENT
                     -------------------------------------


1.  HM2/Chancellor, L.P.

2.  Hicks, Muse, Tate & Furst Equity Fund II, L.P.

3.  HM2/HMW, L.P.

4.  The Chancellor Business Trust

5.  HM2/HMD Sacramento GP, L.P.

6.  Thomas O. Hicks, as Trustee of the William Cree Hicks 1992 Irrevocable Trust

7. Thomas O. Hicks, as Trustee of the Catherine Forgrave Hicks 1993 Irrevocable Trust

8.  Thomas O. Hicks, as Trustee of the John Alexander Hicks 1984 Trust

9.  Thomas O. Hicks, as Trustee of the Mack Hardin Hicks 1984 Trust

10.  Thomas O. Hicks, as Trustee of Robert Bradley Hicks 1984 Trust

11.  Thomas O. Hicks, as Trustee of the Thomas O. Hicks, Jr. 1984 Trust

12. Thomas O. Hicks and H. Rand Reynolds, as Trustees for the Muse Children's GS Trust, and Thomas O. Hicks.